

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

Via E-mail
William E. Shell, M.D.
Chief Executive Officer
Targeted Medical Pharma, Inc.
2980 Beverly Glen Circle, Suite 301
Los Angeles, CA 90077

  Re: Targeted Medical Pharma, Inc.
    Registration Statement on Form S-1
    Filed February 13, 2013
    File No. 333-186667

Dear Dr. Shell:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm. Please update your disclosure throughout the prospectus to conform, as necessary, to your updated financial information.

Management's Discussion and Analysis, page 35
Liquidity and Capital Resources, page 46

2. With a view to clarifying disclosure in Management's Discussion and Analysis, please provide the approximate magnitude of your expenses associated with pursuing settlement of workers' compensation claims.

<u>Critical Accounting Policies, page 47</u>
<u>Allowance for Doubtful Accounts, page 48</u>

3. We note the disclosure on page 48 regarding the range of collection time for workers compensation claims, from 45 days to in excess of five years. To the extent material, please revise to provide disclosure addressing the approximate amount of time required for the substantial majority of the claims.

<u>Executive Compensation, page 91</u>

4. Please update your registration statement to provide the information required by Item 402 of Regulation S-K for the fiscal year ended on December 31, 2012. We refer you to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

<u>Certain Relationships and Related Party Transactions, page 104</u>

5. For each debt transaction, please revise to provide the disclosure required by Item 404(a)(5) of Regulation S-K.

<u>Exhibit 5.1</u>

6. Please confirm our understanding that your legality opinion will be re-filed when dated. Furthermore, we note that your opinion states the shares "will be" validly issued, fully paid and non-assessable, rather than "are," as required by Section II.B.2.h. of Staff Legal Bulletin 19 (October 14, 2011). Please provide a revised legal opinion that includes an appropriate representation about the legal status of the shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP